Exhibit 99.2

AMENDED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
FOR THE YEAR ENDED DECEMBER 31, 2013

SILVERCREST MINES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
SilverCrest Mines Inc.

We have audited the accompanying consolidated financial statements of SilverCrest Mines Inc., which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, and the consolidated statements of operations and comprehensive earnings, cash flows and changes in shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of SilverCrest Mines Inc. as at December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 21, 2014

SILVERCREST MINES INC.
AMENDED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States Dollars)

AS AT

	December 31, 2013	December 31, 2012

ASSETS

Current Assets
Cash and cash equivalents	$14,435,453	$28,147,049
Short term investments	-	20,000,000
Amounts receivable	121,308	497,004
Prepaid expenses	387,414	334,812
Deferred finance costs (note 10)	171,586	-
Taxes receivable	6,415,814	-
Inventory (note 6)	12,896,365	12,231,752
Total Current Assets	34,427,940	61,210,617

Non-Current Assets
Deferred finance costs (note 10)	261,845	-
Taxes receivable	-	6,355,457
Property, plant and equipment (note 7)	93,142,570	43,445,953
Exploration and evaluation assets (note 8)	15,675,298	11,059,062
Total Non-Current Assets	109,079,713	60,860,472

TOTAL ASSETS	$143,507,653	$122,071,089

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$5,275,153	$3,576,042
Taxes payable	1,155,314	-
Deferred revenue (note 9)	2,627,015	2,476,900
Total Current Liabilities	9,057,482	6,052,942

Non-Current Liabilities
Asset retirement obligations (note 11)	4,238,270	4,015,862
Deferred revenue (note 9)	4,034,767	6,473,124
Deferred tax liability (note 20)	9,043,000	1,625,000
Total Non-Current Liabilities	17,316,037	12,113,986

Total Liabilities	26,373,519	18,166,928

Shareholders’ Equity
Capital stock (note 12)	108,676,353	103,246,773
Reserves (note 12)	6,021,431	4,710,841
Accumulated other comprehensive loss	(3,487,505)	(1,498,045)
Retained earnings (deficit)	5,923,855	(2,555,408)
Total Shareholders' Equity	117,134,134	103,904,161

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$143,507,653	$122,071,089

Nature of operations (note 1)
Commitments (note 7)
Contingencies (note 22)
Subsequent events (note 23)

Approved by the Board and authorized for issue on March 21, 2014.

“J. Scott Drever”	Director	“Barney Magnusson”	Director
The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
AMENDED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS
(Expressed in United States Dollars)

Years Ended December 31,	2013	2012

Revenues (note 13)	$54,893,651	$70,520,085

Cost of sales (note 14)	(19,895,374)	(18,307,681)

Depletion, depreciation and amortization	(6,134,532)	(5,931,042)

Mine operating earnings	28,863,745	46,281,362

General and administrative expenses (note 15, 17)	(6,951,892)	(5,670,898)
Share-based compensation (note 12)	(2,507,893)	(1,477,301)
Foreign exchange gain	2,079,678	297,044
Accretion expense (note 11)	(224,000)	-
Loss on derivative instruments (note 13)	-	(3,839,146)
	(7,604,107)	(10,690,301)

Operating earnings	21,259,638	35,591,061

Interest income	277,014	301,683
Finance costs (note 10)	(189,389)	-

Earnings before taxes	21,347,263	35,892,744

Taxes
Current income tax expense (note 20)	(5,450,000)	(4,156,000)
Deferred tax - Mexican mining royalty (note 20)	(5,758,000)	-
Deferred tax expense (note 20)	(1,660,000)	(1,261,000)
Net earnings	8,479,263	30,475,744

Other comprehensive (loss) earnings
Exchange (loss) gain in translation to US Dollars	(1,989,460)	561,523

Comprehensive earnings for the year	$6,489,803	$31,037,267

Earnings per common share (note 16)
Basic	$0.08	$0.33
Diluted	$0.08	$0.32

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
AMENDED CONSOLIDATED STATEMENTS OF CASH FLOWS
  (Expressed in United States Dollars)

Years Ended December 31,	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the year	$8,479,263	$30,475,744
Items not affecting cash:
Depletion, depreciation and amortization	6,134,532	5,931,042
Share-based compensation	2,507,893	1,477,301
Accretion expense (note 11)	224,000	-
Unrealized foreign exchange (gain) loss	(1,669,460)	305,206
Loss on derivatives	-	3,839,146
Derivative revenue recorded (note 13)	-	(4,448,553)
Deferred revenue (note 9)	(2,257,563)	(2,614,598)
Interest income	(277,014)	(301,683)
Finance costs (note 10)	81,327	-
Current income tax expense	5,450,000	4,156,000
Deferred tax expense	7,418,000	1,261,000
Cash flows before changes in working capital items	26,090,978	40,080,605
Amounts receivable	344,229	(122,455)
Taxes receivable	(60,357)	(2,912,642)
Prepaid expenses	(34,252)	(79,894)
Inventory	(610,095)	(2,680,514)
Taxes payable	(1,204,686)	(2,315,000)
Accounts payable and accrued liabilities	595,734	(59,393)
Cash flows before income taxes	25,121,551	31,910,707
Income taxes paid	(3,090,000)	(2,826,000)
Net cash provided by operating activities	22,031,551	29,084,707
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	-	34,521,563
Capital stock issuance costs	(1,823)	(2,190,227)
Hedge facility settlement	-	(23,254,800)
Warrants exercised	805,469	4,595,047
Stock options exercised	2,178,631	258,132
Finance costs	(514,758)	-
Net cash provided by financing activities	2,467,519	13,929,715
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(56,492,122)	(14,940,492)
Sales of silver and gold capitalized (note 7)	717,974	-
Short term investments redemption	20,000,000	14,490,000
Short term investments purchased	-	(20,000,000)
Exploration and evaluation	(2,473,610)	(6,587,484)
Interest received	329,809	456,100
Net cash used in investing activities	(37,917,949)	(26,581,876)

Impact of exchange rate changes on cash and cash equivalents	(292,717)	524,229

Change in cash and cash equivalents, during the year	(13,711,596)	16,956,775
CASH AND CASH EQUIVALENTS, beginning of the year	28,147,049	11,190,274
CASH AND CASH EQUIVALENTS, end of the year	$14,435,453	$28,147,049

Cash and cash equivalents is represented by:
Cash	$14,435,453	$23,147,049
Cash equivalents	-	5,000,000
	$14,435,453	$28,147,049

Supplemental disclosure with respect to cash flows (note 18)
The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
AMENDED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in United States Dollars)

	Capital Stock		Reserves	Accumulated	Retained Earnings/	Total
	Number	Amount	Share-Based	Other Comprehensive	(Deficit)
			Payments	Loss
Balance at December 31, 2011	87,134,179	$64,229,007	$5,066,791	$(2,059,568)	$(33,031,152)	$34,205,078

Warrants exercised	5,052,200	6,321,771	(1,726,724)	-	-	4,595,047
Stock options exercised	176,000	364,659	(106,527)	-	-	258,132
Issuance of capital stock	13,529,750	34,521,563	-	-	-	34,521,563
Share issuance costs	-	(2,190,227)	-	-	-	(2,190,227)
Share-based compensation	-	-	1,477,301	-	-	1,477,301
Net earnings for the year	-	-	-	-	30,475,744	30,475,744
Currency translation adjustment	-	-	-	561,523	-	561,523

Balance at December 31, 2012	105,892,129	103,246,773	4,710,841	(1,498,045)	(2,555,408)	103,904,161

Warrants exercised	510,300	987,612	(182,143)	-	-	805,469
Stock options exercised	1,900,000	3,193,791	(1,015,160)	-	-	2,178,631
Issuance of capital stock (note 8)	615,776	1,250,000	-	-	-	1,250,000
Share issuance costs	-	(1,823)	-	-	-	(1,823)
Share-based compensation	-	-	2,507,893	-	-	2,507,893
Net earnings for the year	-	-	-	-	8,479,263	8,479,263
Currency translation adjustment	-	-	-	(1,989,460)	-	(1,989,460)

Balance at December 31, 2013	108,918,205	$108,676,353	$6,021,431	$(3,487,505)	$5,923,855	$117,134,134

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

1.      NATURE OF OPERATIONS

SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. SilverCrest is a public company whose shares trade on the New York Stock Exchange (“NYSE”) (under the symbol SVLC), on the Toronto Stock Exchange (“TSX”) (under the symbol SVL) and the Frankfurt Stock Exchange (“FSE”) (under the symbol CW5).

The head office and principal address of the Company is 570 Granville Street, Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3E8.

The Company is engaged in mining operations at the Santa Elena Mine in Mexico and is involved in related activities including acquisition, exploration, and development of mineral properties, the extraction and processing of economic minerals, and reclamation of impacted lands. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Company to obtain necessary financing to complete exploration and development of those resources and upon future profitable production. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process in some jurisdictions, and while the Company has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

2.      SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis, except for certain financial instruments which are measured at fair value. The policies applied in these consolidated financial statements are based on IFRSs in effect as at December 31, 2013.

These consolidated financial statements were approved for issuance by the Board of Directors on March 21, 2014.

Basis of Preparation

These consolidated financial statements include the accounts of SilverCrest and its wholly-owned subsidiaries NorCrest Silver Inc., and SVL Minerals Ltd. (both incorporated under the laws of Canada), and Nusantara de Mexico S.A. de C.V., Santa Elena Oro y Plata S.A. de C.V., Minera de Cerro Santo S.A. de C.V., Magellan Exploracion S.A. de C.V., Minera Metro S.A. de C.V., and SilverCrest de Mexico S.A. de C.V. (all incorporated under the laws of Mexico). All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

SilverCrest consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

Company	Ownership%	Place of Incorporation	Principal Activity
NorCrest Silver Inc.	100%	Canada	Holding Company
SVL Minerals Ltd.	100%	Canada	Holding Company
Nusantara de Mexico S.A. de C.V.	100%	Mexico	Santa Elena Mine and Mineral Development
Santa Elena Oro y Plata S.A. de C.V.	100%	Mexico	Service Company
Minera de Cerro Santo S.A. de C.V.	100%	Mexico	Service Company
Magellan Exploracion S.A. de C.V.	100%	Mexico	Service Company
Minera Metro S.A. de C.V.	100%	Mexico	Service Company
SilverCrest de Mexico S.A. de C.V.	100%	Mexico	Exploration and Evaluation

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash, cash equivalents and short term investments

Cash and cash equivalents consist of cash on hand and highly liquid investments with maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Short term investments comprise highly liquid United States dollar denominated term deposits or Canadian dollar denominated guaranteed investment certificates with terms to maturity of greater than ninety days but no more than one year. Short term investments are carried at the lower of cost or recoverable amount.

Amounts receivable

Amounts receivable are recorded at face value less any provisions for uncollectable amounts considered necessary.

Taxes receivable

Taxes receivable are comprised of taxes in Mexico that the Company has paid and due to be refunded or deducted from income taxes payable (note 20). The Company believes the balance is fully recoverable and has not provided an allowance.

Inventories

The Company produces two minerals, silver and gold. Inventories consist of silver and gold in process, finished goods and supplies. These inventories are valued at the lower of cost and net realizable value after consideration of additional processing, refining and transportation costs. For all silver and gold inventories, net realizable value is calculated as with reference to relevant metal prices and estimated costs to complete production into a saleable form.

(i) Silver and gold in process inventory

The recovery of silver and gold is achieved through a heap leaching process. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the lower of cost per ounce of silver and gold and net realizable value.

(ii) Finished goods inventory

Finished goods inventory consists of silver and gold dore bars, and is valued at the lower of cost and net realizable value.

(iii) Supplies inventory

Supplies inventory consists of materials and supplies used in operations such as fuel, explosives, reagents and spare parts. These are valued at the lower of weighted average cost and net realizable value.

The Company records provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

Property, plant and equipment

Property, plant and equipment (“PPE”) is stated at cost less accumulated depreciation, depletion and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Carrying amounts of PPE are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter.  Where components of an asset have different useful lives, depreciation is calculated on each separate component.

Certain items of PPE are depreciated on a unit-of-production (“UOP”) basis. The UOP method is based on ounces of probable ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date and may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and depletion is provided using the straight line method or UOP over the following terms:

Property, plant and equipment (1)	10 years
Vehicles	4 years
Computer equipment and furniture	3-5 years
Computer software	1 year
Mining assets	Unit of production

(1) In fiscal 2013, the Company updated the estimated useful life of PPE from 8 years to 10 years to reflect the updated mine life as per the NI 43-101 Technical Report titled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” (‘Technical Report”) filed July 25, 2013, on SEDAR at www.sedar.com.

An item of PPE is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Impairment

The Company conducts an annual assessment of the residual balances, useful lives and depreciation and depletion methods being used for PPE and any impairment arising from the assessment is recognized in profit or loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Commercial and pre-commercial production

Commercial production is deemed to have commenced when management determines that the operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time, and that there are indicators that these operating results will continue. The following factors may indicate that commercial production has commenced:

●	substantially all major capital expenditures have been completed to bring the mine or mill to the condition necessary for it to be capable of operating in the manner intended by management;
●	the mine or mill has been transferred to operating personnel from internal development groups or external contractors;
●	a significant portion of plant/mill capacity is achieved;
●	all facilities are operating at a steady state of production;
●	mineral recoveries are at or near the expected production levels; and
●	a pre-determined, reasonable period of time has passed.

Prior to achieving commercial production, revenues and related expenses are recognized as reductions and increases, respectively, to mining asset carrying values included in PPE.

Expansion in Progress

Assets under construction at Santa Elena are capitalized as Expansion in Progress (“EIP”) (note 7) and are presented as a separate asset within PPE. EIP includes deposits on long lead time items, any costs directly attributable to bringing assets under construction into working condition for its intended use, such as development costs to build new shafts, drifts and ramps that will enable the Company to physically access ore underground, exploration drilling, evaluation studies and other related development costs. EIP is currently not depreciated. Depreciation commences once the asset is complete and available for use.

Underground Mine Development Costs

At Santa Elena’s underground mine, development costs are incurred to build new shafts, drifts and ramps that will enable SilverCrest to physically access ore underground. The time over which SilverCrest will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is probable reserves within that ore block or area.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces of silver/gold in total accessible probable reserves that is considered probable of economic extraction.

Mine Development Stripping Costs

Stripping costs incurred during the development of a mine are capitalized into PPE. Stripping costs incurred during the commercial production phase are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred, unless the stripping activity can be shown to give rise to future benefits from the mineral property, in which case the stripping costs would be capitalized into PPE.

Future benefits arise when stripping activity increases the future output of the mine by providing access to new ore to which the previously deferred stripping costs in an area did not give access to. When stripping activities give rise to a future economic benefit, the costs associated with these activities are capitalized into PPE. Capitalized stripping costs are depleted on a UOP basis, using estimated reserves as the depletion base.

Borrowing costs

Interest and other financing costs relating to the acquisition, development and construction, and production of qualifying assets are capitalized as construction in progress or in mineral properties until they are complete and available for use, at which time they are transferred to the appropriate category within property, plant and equipment. Borrowing costs incurred after the asset has been placed into service as well as all other borrowing costs are charged to the statement of operations and comprehensive earnings.

Mineral properties and exploration and evaluation assets

Pre-exploration costs are expensed in the period in which they are incurred.

Once the legal right to explore a mineral property has been acquired, all costs related to the acquisition, exploration and evaluation of mineral properties are capitalized by property.  These direct expenditures include such costs as materials used, surveying costs, geological studies, drilling costs, payments made to contractors and depreciation of plant and equipment during the exploration phase.  Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

Exploration and evaluation expenditures for each mineral property are carried forward as an asset provided that one of the following conditions is met:

Such costs are expected to be recouped in full through successful development and exploration of the mineral property or alternatively, by sale; or

Exploration and evaluation activities in the mineral property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves; however, active and significant operations in relation to the mineral property are continuing, or planned for the future.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such a property. If a mineral property does not prove viable, all unrecoverable costs associated with the property are charged to profit or loss at the time the determination is made. Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mining assets”.  Exploration and evaluation expenditures accumulated are also tested for impairment before the mineral property costs are transferred to development properties.

Impairment of tangible and intangible assets

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of operations and comprehensive earnings.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of operations and comprehensive earnings.

Revenue recognition

Revenue is earned from the sale of refined silver and gold metal, and is recognized when the refiner credits the Company’s accounts, instructions are provided for sale, and the following specific conditions have been met:

●	the significant risks and rewards of ownership of the metal have been transferred to the purchaser;
●	the Company does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the metal sold;
●	the amount of revenue can be reliably measured;
●	it is probable that the economic benefits associated with the sale will flow to the Company; and
●	the costs incurred or to be incurred in respect of the sale can be reliably measured.

During the commissioning stage of the Santa Elena underground mine, proceeds from the sale of silver and gold are applied as a reduction to the EIP construction and commissioning costs included in PPE.

Deferred revenue

Deferred revenue relates to the Upfront Deposit received from Sandstorm Gold Ltd. (“Sandstorm”) in exchange for the future delivery of gold ounces at a specified contract price and to the value of Sandstorm Shares received for the guarantee of obligations under the Purchase Agreement (note 9). As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized is based on the proportion of gold ounces sold to Sandstorm in the period, to the projected Santa Elena Project gold ounces attributable to Sandstorm.

Asset retirement obligations

The Company recognizes a legal liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reliable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures.

Foreign currency translation

The presentation currency of the Company is the United States dollar. For fiscal 2013, the Company considered the functional currency of its Canadian operations to be the Canadian dollar and the functional currency of its Mexican mining operations to be the United States dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Effective January 1, 2014, the functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the Credit Facility (note 23).

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are translated at the exchange rates on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the reporting date exchange rates.

On translation of entities with functional currencies other than the United States dollar, revenue and expense items are translated at average rates of exchange where there is a reasonable approximation of the exchange rate at the dates of the transactions. Statement of financial position items are translated at closing exchange rates at the reporting date. Exchange differences on the re-translation of the foreign currency entities at closing rates together with differences between the revenue and expenses translated at average and closing rates, are recorded in the currency translation adjustment reserve in shareholders’ equity.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation and payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and charged to the statement of operations over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to the statement of operations and comprehensive earnings, with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share‐based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore, evaluate and develop mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants (“Warrants”). Depending on the terms and conditions of each equity financing agreement (“Agreement”), the Warrants are exercisable into additional common shares prior to expiry at a price stipulated by the Agreement. Warrants that are part of units are valued based on the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share‐based payments.

Earnings per share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Derivative instruments

The Company has used derivative instruments to reduce the potential impact of changing metal prices as required under lending agreements. Derivative instruments were measured at fair value at the end of each reporting period and the changes were recorded as a gain or loss on derivative instruments in the statement of operations and comprehensive earnings. The Company does not apply hedge accounting to its derivative transactions.

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held‐to‐maturity (“HTM”)

These assets are non‐derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available‐for‐sale (“AFS”)

Non‐derivative financial assets not included in the above categories are classified as available‐for‐sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available‐for‐sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company classified its financial assets as follows:

‐ Cash and cash equivalents and designated cash are classified as FVTPL.

- Short term investments are classified as held to maturity.

‐ Amounts receivable and taxes receivable are classified as loans and receivables.

Financial liabilities

Financial liabilities are classified into one of two categories:

‐ Fair value through profit or loss; and

‐ Other financial liabilities.

Fair value through profit or loss

This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities

This category includes accounts payable and accrued liabilities and long-term debt, all of which are recognized at amortized cost.

The Company classified its financial liabilities as follows:

‐ Derivative instruments are classified as FVTPL.

‐ Accounts payable, accrued liabilities, taxes payable and the credit facility are classified as other financial liabilities.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

For all financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or

- default or delinquency in interest or principal payments; or

- it becoming probable that the borrower will enter bankruptcy or financial re‐organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

3.     CRITICAL JUDGMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

Critical Judgments in applying Accounting Policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Production Stage of a Mine
The determination of the date on which a mine enters the production stage is a significant judgment since capitalization of certain costs ceases and depletion of capitalized costs commence upon entering production. As a mine is constructed, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgment in its determination.

Capitalization of Exploration, Evaluation and Development Costs
Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

3.     CRITICAL JUDGMENTS AND ESTIMATES (continued)

Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. For fiscal 2013, the Company has determined the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the United States dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Effective January 1, 2014, the functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the Credit Facility (note 23).

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserves and Resources
Estimates of the quantities of probable reserves, which are used in the calculation of depletion expense, the capitalization of production phase stripping costs, and forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and Canadian Institute of Mining, Metallurgy and Petroleum standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense.  Mining assets are depreciated on a UOP basis over the probable reserves to which they relate; resources are not included in probable reserves or the calculation of depletion. The Company has updated the quantities of probable reserves used in its depletion calculations, to reflect the updated Technical Report.

Impairment of Non-Current Assets
Non-current assets are tested for impairment if there is an indicator of impairment, annually and at the end of each quarter for our capital projects. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets.

Cost of sales and inventory
In determining cost of sales recognized in the Consolidated Statements of Operations and Comprehensive Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable silver and gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventories.

Income Taxes
Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our statement of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

3.     Critical Judgments, Estimates and Assumptions (continued)

Provisions for Asset Retirement Obligations
The Company’s provision for asset retirement obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

4.      CHANGES IN ACCOUNTING POLICIES

Accounting Policies Adopted Effective January 1, 2013

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. Management conducted a review of all of the Company’s entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries.

IFRS 11 Joint Arrangements
In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. The adoption of IFRS 11 had no significant impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). We have adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 did not have a significant impact on the Company’s consolidated financial statements.

IFRS 13 Fair Value Measurement
In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value, as well as a requirement for enhanced disclosures. We have adopted IFRS 13 on a prospective basis, there was no significant impact on the Company’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine
In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activities during the production phase of surface mining when either of the following two benefits accrue to the entity as a result of the stripping: 1) useable ore that can be used to produce inventory and 2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 was adopted effective January 1, 2013 and had no significant impact.

Future Changes in Accounting Policies Not Yet Effective

IFRS 8 – Operating Segments:
Amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics.  Effective for annual periods commencing on or after July 1, 2014.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

4.      CHANGES IN ACCOUNTING POLICIES (continued)

IFRS 9 – Financial Instruments (“IFRS 9”)

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. In July 2013, the IASB tentatively decided to defer the mandatory effective date until finalization of the impairment, classification and measurement requirements, with earlier adoption still permitted.  The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

IAS 32 – Financial Instruments: Presentation (“IAS 32”)

The IASB amended IAS 32, “Financial Instruments: Presentation” to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

●	the meaning of ‘currently has a legally enforceable right of set-off’;
●	the application of simultaneous realization and settlement;
●	the offsetting of collateral amounts; and
●	the unit of account for applying the offsetting requirements.

The amended standard is effective for annual periods beginning on or after January 1, 2014.

IAS 36 – Impairment of Assets (“IAS 36”)

The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively.

IFRIC 21 – Levies (“IFRIC 21”)

An interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

The Company has not yet completed the process of assessing the impact that IFRS 8, IFRS 9, IAS 32, IAS 36, and IFRIC 21 will have on its consolidated financial statements, or whether to early adopt these new requirements.

5.      MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to support normal operating requirements at the Santa Elena Mine, continue the exploration and evaluation of its mineral properties and support any expansionary plans. The capital of the Company consists of items included in shareholders’ equity and the credit facility.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to issue new equity, dispose of certain assets or issue debt.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its operations at the Santa Elena Mine, exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors. There are no external restrictions on management of capital.

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient capital resources to meet its planned operational expenses, capital expenditures, administrative overhead expenses and exploration plans for 2014. Actual funding requirements may vary from those planned due to a number of factors, including the progress of operations at the Santa Elena Mine and other exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

6.      INVENTORY

	2013	2012
Silver and gold in process	$9,712,803	$9,830,516
Finished goods - dore bars	2,183,398	1,440,163
Supplies	1,000,164	961,073
	$12,896,365	$12,231,752

7.      PROPERTY, PLANT AND EQUIPMENT

	Santa Elena Mine		Santa Elena Mine	Corporate	Total
	Equipment	Mining Assets	EIP	Office
Cost
Balance at December 31, 2011	$18,940,547	$16,800,009	$2,025,614	$70,239	$37,836,409
Additions	1,703,920	919,997	14,123,843	38,578	16,786,338
Balance at December 31, 2012	20,644,467	17,720,006	16,149,457	108,817	54,622,747
Additions	788,093	-	55,667,599	12,925	56,468,617
Sales of silver and gold 1	-	-	(748,654)	-	(748,654)
Inventory capitalized 1	-	-	168,995	-	168,995
Santa Elena Mine acquisition cost reclass 2	-	(2,330,000)	2,330,000	-	-
Disposals	(36,760)	(1,590)	-	-	(38,350)
Balance at December 31, 2013	$21,395,800	$15,388,416	$73,567,397	$121,742	$110,473,355

Accumulated depreciation and depletion
Balance at December 31, 2011	$2,976,109	$1,982,393	$-	$29,009	$4,987,511
Charge for the year	2,445,144	3,685,825	-	58,314	6,189,283
Balance at December 31, 2012	5,421,253	5,668,218	-	87,323	11,176,794
Charge for the year	2,158,448	4,020,689	-	9,912	6,189,049
Disposals	(35,058)	-	-	-	(35,058)
Balance at December 31, 2013	$7,544,643	$9,688,907	$-	$97,235	$17,330,785

Carrying amounts
At December 31, 2012	$15,223,214	$12,051,788	$16,149,457	$21,494	$43,445,953

At December 31, 2013	$13,851,157	$5,699,509	$73,567,397	$24,507	$93,142,570

(1) Prior to completing the commissioning of Santa Elena’s underground mine, proceeds from the sales of silver and gold and related expenses are capitalized, and for fiscal 2013, include $717,974 in cash and $30,680 from amortization of deferred revenue.

(2) Based on updated quantities of probable reserves and resources disclosed in the Technical Report, SilverCrest allocated the Santa Elena Mine $4 million acquisition cost between open pit mine asset and underground mine asset, which resulted in a reclass of $2,330,000 from Santa Elena Mine Mining Assets to Santa Elena Mine Expansion in Progress (“EIP”).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, the Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project.

At December 31, 2013, the remaining commitments totaled approximately $5,500,000 which are expected to fall due in 2014.  Subsequent to December 31, 2013, the Company entered into additional contractual commitments for 2014 related to the Santa Elena Expansion Project totaling approximately $3,300,000.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

8.      EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

2013		MEXICO		2013
	Cruz de Mayo	La Joya	Other	Total
Balance at December 31, 2012	$2,872,383	$8,186,679	$-	$11,059,062
Additions
Acquisition and option payments	$50,000	$2,670,000	$100,000	$2,820,000
Deferred exploration costs:
Depreciation	-	20,553	-	20,553
Assays	-	87,357	-	87,357
Drilling	-	114,583	-	114,583
Exploration and general	48,045	305,328	25,193	378,566
Professional fees	-	137,486	-	137,486
Salaries	-	381,590	-	381,590
Technical consulting and services	10,772	665,329	-	676,101
Subtotal, 2013 additions	108,817	4,382,226	125,193	4,616,236

Balance at December 31, 2013	$2,981,200	$12,568,905	$125,193	$15,675,298

2012		MEXICO		2012
	Cruz de Mayo	La Joya	Other	Total
Balance at December 31, 2011	$1,747,295	$2,605,009	$-	$4,352,304
Additions
Acquisition and option payments	$50,000	$110,000	$-	$160,000
Deferred exploration costs:
Depreciation	-	17,968	-	17,968
Assays	73,912	490,080	-	563,992
Drilling	605,898	3,133,341	-	3,739,239
Exploration and general	111,951	1,079,953	-	1,191,904
Professional fees	-	32,783	-	32,783
Salaries	117,661	273,016	-	390,677
Technical consulting and services	165,666	444,529	-	610,195
Subtotal, 2012 additions	1,125,088	5,581,670	-	6,706,758

Balance at December 31, 2012	$2,872,383	$8,186,679	$-	$11,059,062

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in certain mineral concessions, located in Sonora State, Mexico, in 2004, and on November 19, 2010, finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession in the same state. The Company has the right to acquire the 100% interest in the El Guereguito concession by making the following staged option payments totaling $1,000,000.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

8.      EXPLORATION AND EVALUATION ASSETS (continued)

	El Guereguito
November 19, 2010	$20,000	(paid)
May 19, 2011	20,000	(paid)
November 19, 2011	25,000	(paid)
November 19, 2012	50,000	(paid)
November 19, 2013	50,000	(paid)
	165,000
$50,000 on each anniversary date	835,000
TOTAL	$1,000,000

The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR on revenues from production of minerals which ceases on cumulative payments of $1,000,000.

La Joya Project, Mexico

During 2010, the Company entered into agreements to acquire a 100% interest in the La Joya Project located southeast of Durango City, Durango State, Mexico.

On June 21, 2010, the Company entered into the “La Joya West” agreement for purchase and sale. The Company has the right to acquire a 100% interest by making the following staged payments totaling $2,680,000 over a period of 3 years.

	La Joya West
June 21, 2010	$20,000	(paid)
October 21, 2010	20,000	(paid)
April 21, 2011	60,000	(paid)
October 21, 2011	80,000	(paid)
June 21, 2013 (1)	2,500,000	(settled)
TOTAL	$2,680,000

(1) In order for the Company to complete the purchase of the La Joya West agreement, a final payment of $2,500,000 was required to be paid by June 21, 2013, and may be settled by a combination of cash and common shares of SilverCrest (50% in such ratio of cash to shares as may be determined by SilverCrest in its sole discretion; and the remaining 50% in such ratio of cash to common shares of SilverCrest as may be negotiated by SilverCrest and the Owners).

SilverCrest and the Owners agreed the final payment will be made by payment of $1,250,000 in cash to the Owners and payment of the remaining $1,250,000 (CAD$1,268,500) by way of issuing to the Owners a total of 615,776 common shares of SilverCrest at a price of CAD$2.06 per share. The shares were issued on May 24, 2013, and both the shares and cash were released in March 2014, upon verification of title registration in Mexico. There is a 2% NSR on revenues from production of minerals.

On November 25, 2010, the Company entered into the “La Joya East” agreement for purchase and sale. The Company has the right to acquire a 100% interest by making the following staged payments totaling $1,500,000 over a period of 3 years.

	La Joya East
December 31, 2010	$25,000	(paid)
June 30, 2011	20,000	(paid)
December 31, 2011	50,000	(paid)
June 30, 2012	60,000	(paid)
December 31, 2012	70,000	(paid)
June 30, 2013	100,000	(paid)
May 6, 2014 (1)	587,500
May 6, 2015 (1)	587,500
TOTAL	$1,500,000

(1) On November 6, 2013, the Company signed an amendment to the La Joya East agreement whereby the original final payment of $1,175,000 will be settled in two equal cash payments in the amounts of $587,500.  The first payment is due on May 6, 2014 and the second and final payment is due on May 6, 2015. There is a 2% NSR on revenues from production of minerals. Of the final option payments, $750,000 shall be deemed to be advanced royalty payments made on account of the NSR.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

9.     DEFERRED REVENUE

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm Gold Ltd. under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of $12,000,000 and 3,500,000 common shares of Sandstorm. The agreement also provides for ongoing per-ounce payments by Sandstorm equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold until a total of 50,000 ounces of gold have been delivered. The per ounce price of $350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production.

As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized is based on the proportion of gold ounces sold to Sandstorm in the period, to the projected Santa Elena open pit heap leach reserves attributable to Sandstorm, which will be adjusted on the commissioning of the new mill and underground mine.

Sandstorm may elect to participate in the underground mine and purchase 20% of the gold from the underground mine provided Sandstorm pays 20% of the underground mine capital costs calculated pro-rata to the gold silver ratio of the mine. In February 2014, (see subsequent events note 23) the Company received notice of exercise of the Underground Mine Option from Sandstorm. In accordance with the terms of the exercise of the option, Sandstorm made an additional upfront deposit of $10 million to the Company, and will continue to make ongoing per ounce payments of $350 until 50,000 ounces of gold have been delivered to Sandstorm, inclusive of ounces already received from open-pit production, at which time the payments will increase to $450 per ounce of gold.

The Company has granted Sandstorm a charge on the assets of the Company that is subordinate to any existing and future bank debt. The charge was granted in the event the Company is unable to deliver a total of 50,000 ounces of gold to Sandstorm by the year 2049.

During the year ended December 31, 2013, the Company recorded revenue of $4,362,982 (2012 – $5,053,018) from the delivery of 6,015 gold ounces (2012 – 6,967) to Sandstorm, which consisted of $2,105,419 (2012 – $2,438,420) in cash and $2,257,563 (2012 – $2,614,598) from amortization of deferred revenue. During the year ended December 31, 2013, the Company recorded $59,315 (2012 - $Nil) to the Santa Elena Mine EIP related to the delivery of 82 gold ounces to Sandstorm, which consisted of $28,635 in cash and $30,680 from amortization of deferred revenue

Details of changes in the balance are as follows:

	Upfront Deposit	Sandstorm Shares	Total Deferred Revenue

As at December 31, 2011	$10,330,838	$1,233,785	$11,564,623
Delivery of gold	(2,335,657)	(278,942)	(2,614,599)
As at December 31, 2012	7,995,181	954,843	8,950,024
Less current portion	(2,212,649)	(264,251)	(2,476,900)
Deferred revenue	$5,782,532	$690,592	$6,473,124

As at December 31, 2012	$7,995,181	$954,843	$8,950,024
Delivery of gold	(2,044,119)	(244,123)	(2,288,242)
As at December 31, 2013	5,951,062	710,720	6,661,782
Less current portion	(2,346,749)	(280,266)	(2,627,015)
Deferred revenue	$3,604,313	$430,454	$4,034,767

10.     CREDIT FACILITY

On July 11, 2013, SilverCrest entered into a three year $40 million secured corporate credit facility (the “Facility”) with The Bank of Nova Scotia (“Scotiabank”). The credit limit available under the Facility will reduce by $10 million on each of July 11, 2014 and July 11, 2015, and will mature on July 11, 2016, subject to a one year extension of these dates by mutual agreement.

The $40 million Facility is fully available and is to be used for general corporate purposes and to complete the Santa Elena Mine Expansion (“Expansion”), which will release operational cash flow for other corporate purposes. The Expansion at Santa Elena includes development of the underground mine and a new 3,000 tonne-per-day mill and processing plant.

The Facility is principally secured by a pledge of the Company’s equity interests in its material subsidiaries, including Nusantara de Mexico S.A. de C.V., and SilverCrest de Mexico S.A. de C.V., and their assets.

Depending on the Company’s total indebtedness to EBITDA ratio, the interest rate margin on the Facility will, at the Company’s election, range from 3.00% to 4.25% over LIBOR, or 2.00% to 3.25% over Scotiabank’s Base Rate in Canada. The Facility is subject to standby fees.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5
10.     CREDIT FACILITY (continued)

The availability of the Facility is subject to various qualitative and quantitative covenants, including a current ratio, a debt to EBITDA leverage ratio, interest service coverage ratio and a tangible net worth calculation. At December 31, 2013, the Company had no outstanding borrowings under the Facility and is in compliance with the Facility covenants. (See subsequent events note 23). The Company did not incur any interest under the Facility but incurred $108,062 (2012 – nil) in standby fees during the year ended December 31, 2013.

The Company has deferred $514,758 of incremental costs associated with the set-up of the Facility. These costs are being amortized over the three year term of the Facility. The unamortized portion of the asset is included in “Deferred finance costs” on the consolidated statements of financial position.

11.     ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations relate to the operation of the Santa Elena, Cruz de Mayo and La Joya Projects.

Details are as follows:

	2013	2012
Balance, beginning of year	$4,015,862	$3,025,742
Change in obligations	995,545	990,120
Accretion expense	224,000	-
Change in estimates	(997,137)	-
Balance, end of year	$4,238,270	$4,015,862

The present value of asset retirement obligations is currently estimated at $4,238,270 (2012 – $4,015,862), reflecting anticipated cash flows to be incurred over approximately the next 8 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, and other costs.

The total provision for asset retirement obligations at December 31, 2013 is $4,238,270 (2012 – $4,015,862) and has been calculated using an effective discount rate of 8.0% (2012 – 5.7%). The undiscounted value of these obligations is $5,585,309 (2012 – $ 4,235,765), calculated using a long-term inflation rate assumption of 4.0% (2012 – 4.9%).

In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact.

12.      CAPITAL STOCK AND RESERVES

Authorized Shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without par value. At December 31, 2013, the Company had 108,918,205 common shares outstanding and no preferred shares outstanding.

For the year ended December 31, 2013, 510,300 (2012 – 52,200) warrants related to the May 2011, offering were exercised at CAD$1.60 for gross proceeds of $805,469 (2012 – $84,022).  Accordingly $182,143 (2012 – $18,632) was transferred from share-based payments reserve to capital stock. During the year ended December 31, 2012, 5,000,000 warrants related to the November 2009, Macquarie Bank Limited Project Loan Facility were exercised at CAD$0.90 for gross proceeds of $4,511,025.  Accordingly $1,708,092 was transferred from share-based payments reserve to capital stock. During fiscal 2013, all warrants were exercised and the Company had none outstanding at December 31, 2013.

The Company issued 1,900,000 (2012 – 176,000) common shares between CAD$0.80 and CAD$1.60 (2012 – CAD$1.39 and CAD $1.60), for gross proceeds of $2,178,631 (2012 – $258,132), related to the exercise of stock options.  Accordingly, $1,015,160 (2012 – $106,527) was transferred from share-based payments reserve to capital stock.

On October 30, 2012, the Company completed a prospectus offering for total gross proceeds of CAD$34,500,863 ($34,521,563). The Company issued a total of 13,529,750 common shares at a price of CAD$2.55 per share. The offering was co-led by Dundee Securities Ltd. and Canaccord Genuity Corp. and included ROTH Capital Partners, LLC (together, the “Underwriters”). The Underwriters received a cash commission equal to 5.5% of the gross proceeds of the offering.

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years, and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

12.      CAPITAL STOCK AND RESERVES (continued)

Stock option transactions and the number of stock options outstanding and exercisable are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price - CAD$
As at December 31, 2011	6,315,000	$1.22
Issued	1,760,000	$2.60
Exercised	(176,000)	$1.45
Forfeited	(49,000)	$1.60
Expired	(50,000)	$1.20
As at December 31, 2012	7,800,000	$1.53
Issued	3,085,000	$1.78
Exercised	(1,900,000)	$1.15
As at December 31, 2013	8,985,000	$1.69

		Options Outstanding			Options Exercisable
Exercise Price - CAD$	Expiry Date	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price - CAD$	Number of Shares Issuable on Exercise	Weighted Average Exercise Price - CAD$
$1.60	November 7, 2014	240,000	0.85	$1.60	240,000	$1.60
$0.45	January 8, 2014	100,000	0.02	$0.45	100,000	$0.45
$0.50	July 22, 2014	750,000	0.56	$0.50	750,000	$0.50
$0.80	October 21, 2014	25,000	0.81	$0.80	25,000	$0.80
$1.05	September 10, 2015	1,025,000	1.69	$1.05	1,025,000	$1.05
$1.94	February 15, 2016	175,000	2.13	$1.94	175,000	$1.94
$1.17	June 17, 2016	200,000	2.46	$1.17	200,000	$1.17
$1.65	August 2, 2016	1,450,000	2.59	$1.65	1,450,000	$1.65
$1.60	November 7, 2016	175,000	2.85	$1.60	175,000	$1.60
$2.60	December 5, 2017	1,760,000	3.93	$2.60	1,320,000	$2.60
$2.60	January 31, 2018	350,000	4.09	$2.60	175,000	$2.60
$1.68	December 13, 2018	2,735,000	4.95	$1.68	683,750	$1.68
		8,985,000	3.27	$1.69	6,318,750	$1.61

Share-based compensation

The Company granted 3,085,000 (2012 – 1,760,000) incentive stock options with a weighted average fair value per option granted of CAD$1.78 (2012 – CAD$1.35) for a total fair value of $2,490,613 (2012 – $2,343,180).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

	2013	2012
Risk-free interest rate	1.65%	1.21%
Expected dividend yield	-	-
Expected stock price volatility	56.01%	70.89%
Expected forfeiture rate	1.3%	1.3%
Expected option lives	4.57 years	4.34 years

The risk-free rate of return is the yield on a zero-coupon Canadian Treasury Bill with a remaining term equal to the stock options’ expected life. The expected stock price volatility is based on the historical and implied volatility of SilverCrest’s Canadian dollar common share price. The expected average option term is the average expected period to exercise, based on historical activity patterns.

The total share-based compensation recognized during year ended December 31, 2013, under the fair value method, was $2,507,893 (2012 – $1,477,301).

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

13.      REVENUES

	2013	2012
Gold revenue - spot prices	$33,957,730	$36,422,735
Gold revenue - Sandstorm (1)	4,422,297	5,053,018
Gold revenue - Hedging Facility (2)	-	10,448,896
Silver revenue	17,262,278	18,595,436
	55,642,305	70,520,085
Capitalized to Santa Elena Mine EIP(3)	(748,654)	-
	$54,893,651	$70,520,085

(1) The Company recorded $4,422,297 (2012 – $5,053,018) from the delivery of 6,097 gold ounces (2012 – 6,967) to Sandstorm, which consisted of $2,134,054 (2012 – $2,438,420) in cash and $2,288,243 (2012 – $2,614,598) from amortization of deferred revenue.

(2) The Hedging Facility was settled in November 2012, for $23,254,800 in cash. During fiscal, 2012, the Company recorded gold revenue of $10,448,896 from 6,484 gold ounces delivered. Included in gold revenue was a non-cash amount of $4,448,553, which is the realized difference between market spot price as at the date of delivery and the hedge price of $926.50 per ounce. The Company recorded in the statement of operations and comprehensive earnings an unrealized non-cash loss of $3,839,146 related to changes in the fair value of open derivative contracts, resulting in a net gain on the statement of operations and comprehensive earnings of $609,407.

(3) Prior to completing the commissioning of Santa Elena’s underground mine, proceeds from the sale of silver and gold are capitalized to the Santa Elena Mine EIP included in PPE (note 7).

14.      COST OF SALES

	2013	2012
Mining	$9,624,359	$9,589,058
Crushing	2,946,460	3,641,061
Processing	4,082,998	3,760,974
General and administrative	3,982,196	3,710,670
	20,636,014	20,701,763
Capitalized to Santa Elena Mine EIP (1)	(168,995)	-
Inventory adjustment	(571,645)	(2,394,082)
	$19,895,374	$18,307,681

(1) Prior to completing the commissioning of Santa Elena’s underground mine, related expenses from the sale of silver and gold are capitalized to the Santa Elena Mine EIP included in PPE (note 7).

15.      GENERAL AND ADMINISTRATIVE

	2013	2012
Remuneration (note 17)	$3,009,469	$2,285,866
Professional fees (note 17)	667,074	679,060
General exploration	113,470	133,750
Regulatory	220,281	191,571
Shareholder and investor relations	468,551	554,030
Trade shows and travel	835,386	645,788
Other corporate expenses	530,975	489,064
Witholding taxes on interest on intercompany loans	283,823	102,316
Mexico corporate expenses	822,863	589,453
	$6,951,892	$5,670,898

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5
16.      EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2013	2012
Numerator
Net earnings for the year	$8,479,263	$30,475,744

Denominator
For basic - weighted average number of common shares outstanding	108,272,675	91,959,307
Effect of dilutive stock options and warrants	2,014,158	3,090,652
For diluted - adjusted weighted average number of common shares outstanding	110,286,833	95,049,959

Earnings per common share
Basic	$0.08	$0.33
Diluted	$0.08	$0.32

17.   RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $204,860 (2012 - $164,861) for legal fees, which were included in professional fees, $91,796 (2012 - $Nil) which were included in “Deferred finance costs”, associated with the set-up of the Facility, and $Nil (2012 - $106,482) for share issuance costs to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $29,519 (2012 - $32,357) in share-based payments to this partner.

Key Management Compensation

	2013	2012
Salaries and short-term benefits (1)	$1,482,848	$1,365,881
Directors' fees	139,600	85,352
Share-based payments	1,378,504	977,976
	$3,000,952	$2,429,209

(1)	Total remuneration paid to the President, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $227,046 (2012 – $188,915) for technical and administrative services and recognized $54,809 (2012 – $42,883) in share-based payments to close members of the families of individuals who are part of key management personnel.

The Company shares rent, salaries, and administrative services with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During fiscal 2013, the Company incurred $83,532 (2012 – $98,215) on behalf of Goldsource for these services, of which $23,217 (2012 - $22,858) was outstanding to be received at December 31, 2013.

18.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental disclosure of significant non-cash transactions is provided in the table:
	2013	2012
Non-cash investing and financing activities
Capitalized to property, plant and equipment
Asset retirement obligation	$-	$815,119
Accounts payable and accrued liabilities	$1,173,754	$1,029,963

Capitalized to exploration and evaluation assets
Asset retirement obligation	$-	$175,000
Accounts payable and accrued liabilities	$1,259,636	$367,011
Capital stock (note 8)	$1,250,000	$-

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

19.   FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions, and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, short term investments and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and short term investments with high-credit quality financial institutions.

c.	Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At December 31, 2013, the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$323,457	$13,701,340	$410,656	$14,435,453
Amounts receivable	114,215	-	7,093	121,308
Taxes receivable	-	-	6,415,814	6,415,814
Total Assets	437,672	13,701,340	6,833,563	20,972,575

Accounts payable and accrued liabilities	543,103	2,211,029	2,521,021	5,275,153
Taxes payable	-	-	1,155,314	1,155,314
Total Liabilities	543,103	2,211,029	3,676,335	6,430,467

Net (Liabilities) Assets	$(105,431)	$11,490,311	$3,157,228	$14,542,108

Based on the above net exposures at December 31, 2013, a 10% appreciation (depreciation) of the United States dollar against the Canadian dollar and Mexican Peso, with all other variables held constant, would result in approximately a $307,000 decrease (increase) in the Company’s net earnings for the year.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

19.    FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

At December 31, 2012, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$4,662,882	$23,330,312	$153,855	$28,147,049
Short term investments	-	20,000,000	-	20,000,000
Amounts receivable	309,707	184,674	2,623	497,004
Taxes receivable	-	-	6,355,457	6,355,457
Total Assets	4,972,589	43,514,986	6,511,935	54,999,510

Accounts payable and accrued liabilities	972,464	1,575,816	1,027,762	3,576,042
Total Liabilities	972,464	1,575,816	1,027,762	3,576,042

Net Assets	$4,000,125	$41,939,170	$5,484,173	$51,423,468

d.    Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents, short term investments and corporate credit facility. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate, as they are held with large and stable financial institutions. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. At December 31, 2013, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the year.

e.    Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  At December 31, 2013, the Company has not entered into any agreement or purchased any instruments to hedge possible commodity risks.

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, taxes receivable, accounts payable and accrued liabilities and taxes payable.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of short term investments, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturities of these financial instruments.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s cash and cash equivalents are measured using Level 1 inputs.

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

20.           INCOME TAXES

A reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense is as follows:

	2013	2012
Net earnings before taxes	$21,347,263	$35,892,744
Combined statutory tax rate	25.75%	25.00%
Expected income tax	5,496,900	8,973,200
Impact of initial recognition of 7.5% mining royalty in Mexico	5,758,000	-
Effect of different foreign statutory rates on earnings of subsidiaries	884,000	2,175,000
Impact of inflation adjustments	495,000	101,350
Derivative loss	-	(6,940,125)
Permanent differences	329,000	(338,425)
Share issue costs	-	(550,000)
Adjustment to prior years provision versus statutory and others	161,100	735,000
Change in unrecognized deductible temporary differences	(256,000)	1,261,000
Total income tax expense	$12,868,000	$5,417,000
Effective tax rate	60%	15%

Current income tax expense (1)	$5,450,000	4,156,000
Deferred tax - Mexican mining royalty	$5,758,000	-
Deferred tax expense	$1,660,000	1,261,000

(1)	The Company has paid a total of $4.7 million related to 2013 income taxes, $3.1 million by offset of Mexican value added taxes receivable and $1.6 million by offset of 2012 income taxes refund.

The Canadian combined statutory tax rate increased from 25.0% to 25.75% in 2013 due to an increase in the provincial tax rate for British Columbia from 10.0% to 11.0%.

For the year ended December 31, 2013, the effective tax rate of 60% (2012 – 15%) was significantly higher than the combined corporate statutory tax rate primarily due to the initial recognition impact of major tax reforms enacted in Mexico. On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. This new mining royalty was the significant item impacting the 2013 effective tax rate.

The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and exploration and evaluation assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $5,758,000 as at December 31, 2013 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

The composition of the Company’s deferred tax assets and liabilities are as follows:

	2013	2012
Mexico operations
Deferred tax assets:
Non-Capital losses	$229,000	$-
Asset retirement obligations	1,376,000	1,008,000
Deferred tax liabilities:
Property, plant and equipment	(7,589,000)	(1,476,000)
Exploration and evaluation assets	(2,594,000)	(802,000)
Inventory	(465,000)	(355,000)
Defered tax liabilities, net	$(9,043,000)	$(1,625,000)

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

20.           INCOME TAXES (continued)

The significant components of the Company’s unrecorded deferred tax assets and liabilities are as follows:

	2013	2012
Deferred Tax Assets (Liabilities)
Exploration and evaluation assets	$(70,000)	$383,000
Property, plant and equipment	40,000	44,000
Canadian eligible capital	198,000	203,000
Allowable capital losses	339,000	206,000
Share issue costs	521,000	791,000
Deferred revenue	171,000	159,000
Non-capital losses available for future periods	3,245,000	3,124,000
Unused deferred tax assets	$4,444,000	$4,910,000

The significant components of the Company’s temporary differences and unused tax losses are as follows:

	2013	2012	Expiry Date Range
Exploration and evaluation assets	$-	$1,531,000
Property, plant and equipment	152,000	174,000	No expiry
Canadian eligible capital	760,000	813,000	No expiry
Share issue costs	2,004,000	3,164,000	2014-2016
Deferred revenue	656,000	636,000	No expiry
Allowable capital losses	1,304,000	825,000	No expiry
Non-capital losses available for future periods
Canada	12,377,000	12,494,000	2014-2033
Mexico	11,000	2,000	2020-2023
Unused temporary differences	$17,264,000	$19,639,000

21.      SEGMENTED INFORMATION

The Company has three reportable segments, those being the mine operations at Santa Elena, Mexico; mine exploration and evaluation projects at La Joya and Cruz de Mayo, Mexico; and Corporate. The Corporate segment is responsible for the evaluation and acquisition of new mineral properties, management of cash and cash equivalents, regulatory reporting and general corporate activities conducted in Canada and Mexico.

Geographic segmented information is presented as follows:

	Mexico	Mexico	Canada
2013	Santa Elena	Other Projects	Corporate	Total
Revenue	$54,649,527	$-	$244,124	$54,893,651
Cost of sales	(19,895,374)	-	-	(19,895,374)
Depletion, depreciation and amortization	(6,124,621)	-	(9,911)	(6,134,532)
Mine operating earnings	28,629,532	-	234,213	28,863,745
Other net expenses	(1,330,686)	-	(6,185,796)	(7,516,482)
Current income tax expense	(5,450,000)	-	-	(5,450,000)
Deferred tax expense	(7,418,000)	-	-	(7,418,000)
Net earnings (loss) for the year	$14,430,846	$-	$(5,951,583)	$8,479,263

Asset Information
Property, Plant and Equipment	$93,118,063	$-	$24,507	$93,142,570
Exploration and evaluation assets	$-	$15,675,298	$-	$15,675,298

SILVERCREST MINES INC. NOTES TO THE AMENDED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars) YEARS ENDED DECEMBER 31, 2013 and 2012	NYSE MKT: SVLC TSX: SVL FSE: CW5

21.      SEGMENTED INFORMATION (continued)

	Mexico	Mexico	Canada
2012	Santa Elena	Other Projects	Corporate	Total
Revenue	$70,520,085	$-	$-	$70,520,085
Cost of sales	(18,307,681)	-	-	(18,307,681)
Depletion, depreciation and accretion	(5,872,728)	-	(58,314)	(5,931,042)
Mine operating earnings	46,339,676	-	(58,314)	46,281,362
Other net expenses	(4,428,601)	-	(5,960,017)	(10,388,618)
Current income tax expense	(4,156,000)	-	-	(4,156,000)
Deferred tax expense	(1,261,000)	-	-	(1,261,000)
Net earnings (loss) for the year	$36,494,075	$-	$(6,018,331)	$30,475,744

Asset Information
Property, Plant and Equipment	$43,424,459	$-	$21,494	$43,445,953
Exploration and evaluation assets	$-	$11,059,062	$-	$11,059,062

22.      CONTINGENCIES

In December 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to avoid labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company continues to review these amendments, but currently believes it is probable that these amended labour laws will not result in additional profit sharing entitlements for its Mexican employees at December 31, 2013, other than what is presently recorded.

23.      SUBSEQUENT EVENTS

●
On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share. The offering was led by Dundee Securities Ltd. and included National Bank Financial Inc., Raymond James Ltd. and PI Financial Corp. (together, the “Underwriters”). The Underwriters received a cash commission equal to 5.5% of the gross proceeds of the offering.

●
In February 2014, the Company received notice of exercise of the Underground Mine Option from Sandstorm Gold Ltd. (“Sandstorm”) for the Santa Elena Mine. This Option allows Sandstorm to purchase 20% of the gold produced from underground operations at the Santa Elena. In accordance with the terms of the exercise of the option, Sandstorm made an additional upfront deposit of $10 million to the Company, and will continue to make ongoing per ounce payments of $350 until 50,000 ounces of gold have been delivered to Sandstorm, inclusive of 18,983 ounces already received from open-pit production, at which time the payments will increase to $450 per ounce of gold.

●
In February 2014, SilverCrest drew down $15 million from the $40 million Facility with Scotiabank. The proceeds will be used to fund Santa Elena expansion expenditures, working capital requirements and general corporate purposes.

●	Subsequent to December 31, 2013, 955,000 incentive stock options priced between CAD$0.45 and CAD$1.60 per share were exercised for cash proceeds of $500,723.

●
In January 2014, SilverCrest signed an option agreement with Evrim Resources Corp. (TSX.V:EVM) (“Evrim”) whereby SilverCrest can acquire a 100% interest in Evrim’s Ermitaño Property in the State of Sonora, Mexico. SilverCrest can earn a 100% interest in the Ermitaño Property by paying $75,000 upon signing (paid) and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year, and delivering a Production Notice within five years specifying mine and construction plans with accompanying permits. Upon delivery of the production notice, the annual payments will cease and Evrim will retain a 2% NSR.